April 18, 2025

Christopher Giordano
Chief Executive Officer
Tenax Therapeutics, Inc.
101 Glen Lennox Drive, Suite 300
Chapel Hill, NC 27517

       Re: Tenax Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed April 15, 2025
           File No. 333-286557
Dear Christopher Giordano:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Lorna A. Knick